UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-12716

NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K [X] Form 10-KSB [ ] Form N-SAR

For the Period Ended: March 31, 2002

[ ] Transition Report on Form 10-K or 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I      -    REGISTRANT INFORMATION

Full Name of Registrant:       Novitron International, Inc.

Address of Principal Executive Office (Street and number):      One Gateway Center, Suite 411   Newton, MA 02458

PART II    -      RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[    ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    -     NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On June 26, 2002, the registrant appointed Deloitte & Touche LLP as successor auditors to Arthur Andersen LLP. As a result, the registrant and Deloitte & Touche LLP have devoted a significant amount of time to completing and finalizing the audited financial statements and has not been able to complete the preparation and assimilation of information required for its annual report on Form 10-KSB for the period ended March 31, 2002 by the prescribed due date therefor without the expenditure of unreasonable effort and expense. The registrant will file its annual report on Form 10-KSB for the period ended March 31, 2002 within the period specified in Rule 12b-25(b)(2)(ii).

PART IV   -    OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                            Israel M. Stein                 (617) 527-9933   x21
                                (Name)                         (Telephone number)

2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

[ X ] Yes    [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes    [ X ] No

Novitron International, Inc.
(Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned  thereunto duly authorized.

Date: June 28, 2002	By: /s/ Israel M. Stein MD
Israel M. Stein MD President

ATTENTION  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).